July 28, 2005

Note to readers: Vivendi Universal provided preliminary, unaudited revenue information for the first half of 2005 on an IFRS basis in accordance with European regulatory requirements .
Vivendi Universal Reports First Half 2005 Revenues Up 7% on a Comparable Basis
First Half of 2005 Revenues
Vivendi Universal’s as published revenues for the first half of 2005 amounted to €9,131 million compared to €8,406 million for the first half of 2004, an increase of 9%.
On a comparable basis1, first half of 2005 revenues amounted to €9,086 million compared to €8,479 million for the first half of 2004, an increase of 7% (+8% at constant currency).
Second Quarter of 2005 Revenues
Vivendi Universal’s as published revenues for the second quarter of 2005 amounted to €4,622 million compared to €4,274 million for the second quarter of 2004, an increase of 8%.
On a comparable basis, second quarter of 2005 revenues amounted to €4,607 million compared to €4,331 million for the second quarter of 2004, an increase of 6% (+7% at constant currency).

[1]	Comparable basis essentially illustrates the effect of the divestitures that occurred in 2004 (mainly Canal+ Benelux, UMG’s Music Clubs, Kencell and Monaco Telecom), of the divestitures that occurred in 2005 (mainly NC Numéricâble) and includes the full consolidation of minority stakes in distribution subsidiaries at SFR and of Mauritel at Maroc Telecom as if these transactions had occurred as of January 1, 2004. In 2004, comparable basis also includes estimated mobile-to-mobile sales at SFR applying 2005 rate. The revenues are not necessarily indicative of the combined revenues that would have occurred had the events actually occurred as of January 1, 2004.

Universal Music Group
First Half:
Universal Music Group’s (UMG) revenues of €2,092 million were up 9% on a comparable basis2 and at constant currency, driven by very strong sales in North America and growth in Germany, the U.K., Australia and Latin America. Digital sales represented 4.9% of UMG’s total revenues. Best sellers were new releases from 50 Cent, Mariah Carey, The Game and Black Eyed Peas in addition to very strong carryover sales from Gwen Stefani, The Killers and Akon. Regional best sellers included Mylene Farmer, Chimene Badi and Schnappi in Europe, Ivete Sangalo and Juanes in Latin America and Spitz in Asia.
In the U.S., total album unit sales for the industry as measured by SoundScan3 fell 7.6%; however, UMG outperformed the market with a 9.3% increase in sales driving a 5 percentage point increase in market share to 32.0%.
Major releases scheduled for the remainder of 2005 include new albums from Andrea Bocelli, Ashlee Simpson, Blink 182, Bon Jovi, Dr. Dre, Enrique Iglesias, Hoobastank, Jamie Cullum, Jay Z, Kanye West, Ludacris, Mary J. Blige, Masaharu Fukuyama, McFly, Michel Sardou, Nickelback, Rammstein, Sheryl Crow and Texas.
Second Quarter:
UMG’s revenues of €1,054 million were up 5% on a comparable basis and at constant currency, reflecting very strong sales in North America and growth in on-line and mobile activity. Digital sales represented 5.5% of UMG’s total revenues. Best sellers in the period were Mariah Carey and new releases from Black Eyed Peas, Toby Keith and Audioslave. Regional best sellers included the Kaiser Chiefs and Gregory Lemarchal in Europe and Naotaro Moriyama in Asia.
Vivendi Universal Games
First Half:
Throughout the first half of 2005, Vivendi Universal Games’ (VUG) revenues of €238 million were 61% above the prior year (up 67% at constant currency). This increase was driven by the critically acclaimed subscription-based massively multiplayer online role-playing game (MMORPG) World of Warcraft as well as the first quarter launch of Robots, the children’s game based on the Robots movie released by Fox. World of Warcraft successfully launched commercially in Europe, Korea and China and continues to be the fastest-growing game in its category, achieving over 2 million customers via directly managed operations in North America, Europe and Korea, and 1.5 million paying customers in China (as of July 2005, with a commercial launch on June 7, 2005) in conjunction with local partner The9.
Other top performing titles for the first half of 2005 include the new releases Empire Earth 2 and SWAT 4 as well as strong carryover sales of Half-Life 2 and Simpson’s: Hit & Run.
Second Quarter:
For the second quarter of 2005, VUG’s revenues of €125 million were 76% above the prior year (up 83% at constant currency). This dramatic increase was driven by the success of World of Warcraft.
Other top performing titles in the second quarter include the new releases Empire Earth 2 and SWAT 4, as well as continuing sales of the first quarter release Robots.

[2]	Comparable basis illustrates the effect of the divestiture of UMG’s Music Clubs in the U.K. and France as if they had occurred as of January 1, 2004.

[3]	Nielsen SoundScan data for the period ending 3rd July 2005. Vivendi Universal cannot vouch for the accuracy of Nielsen SoundScan data.

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Canal+ Group
First Half:
Canal+ Group reported first half revenues of €1,697 million. On a comparable basis4, revenues remained stable compared to the first half of 2004.
Canal+ group’s core business revenues, French pay-television, grew 2% on a comparable basis. Canal+’s revenues were up compared to the same period in 2004. This result was achieved due to the growth of its portfolio as well as an increase of the advertising revenues due to a growth in its TV ratings and the improvement of its brand image.
In terms of new subscriptions, this time period was the best first half since 1991, with almost 250,000 new subscriptions to the channel. This highlighted the momentum of Canal+ offers, primarily driven by the success of Canal+ Le Bouquet which represented over 50% of CANAL+ new subscriptions in June 2005. In addition, Canalsat increased its revenues compared to the same period in 2004. In January 2005, its portfolio topped 3 million subscriptions. Canal+ group’s offers on ADSL — Canal+ Le Bouquet and Canalsat — showed very strong performances with approximately 100,000 subscriptions at the end of June 2005.
On a comparable basis, French pay-television total subscription portfolio grew from 7.72 million subscriptions as of June 2004 to 7.96 million as of June 2005.
Canal+ group’s Polish activities achieved good performances over the period, benefiting from a growing portfolio and a better churn rate.
Revenues for Canal+ group’s movie business decreased further due to the focus on the most profitable activities and to high performances during the same period in 2004. At the end of the first half of 2005, major theatrical releases included “Million Dollar Baby” directed by Clint Eastwood, “Les Poupées russes” directed by Cedric Kaplish, “The Interpreter” directed by Sydney Pollack, “Kingdom of Heaven” directed by Ridley Scott and major DVD releases include “Comme une image” directed by Agnès Jaoui and “Bridget Jones: the Edge of Reason” directed by Beeban Kidron.
Major releases scheduled for the remainder of 2005 include “Shaun of the Dead” directed by Edgar Wright, “Gabrielle” directed by Patrice Chéreau, “L’Anniversaire” directed by Diane Kurys and the DVDs “Million Dollar Baby” directed by Clint Eastwood, “Les Poupées russes” directed by Cedric Kaplish, “Vera Drake” directed by Mike Leigh, “Le Couperet” directed by Costa-Gavras, “De Caunes Garcia, Vol.2”, “Eric Ké Ramzy Nouveau spectacle” and reissue of “Angel Heart” directed by Alan Parker.
Second Quarter:
Canal+ Group reported second quarter revenues of €816 million. On a comparable basis, revenues decreased slightly by 1%.
Revenues of French pay-television grew 4% on a comparable basis. Compared to the second quarter of 2004, Canal+ revenues increased 2%. Over the period, the channel achieved good performances in terms of new subscriptions. In addition its advertising revenues grew slightly over the period. The quarter revenues were also positively impacted by the good performance of Canalsat. At the end of June 2005, Canalsat launched its TV channels offer on 3G phones with SFR.
In parallel, revenues for the movie business decreased mainly due to high performances during the second quarter of 2004 (with the theatrical releases of “Les Rivieres Pourpres 2”, “Podium” and the DVD release of “Les Nuls, L’Intégrule”).
SFR
Following the announcement, on May 11, 2005, of the Cegetel and neuf telecom merger plan to set up the leading alternative operator for fixed telecommunications services in France and in accordance with IFRS, the Fixed Operation of SFR Group – the subsidiary Cegetel — is not integrated in Vivendi Universal’s revenues. As a consequence, numbers reported for SFR for both 2004 and 2005 correspond only to the Mobile Operation.

[4]	Comparable basis mainly illustrates the impact of Canal+ Group dispositions of businesses (Canal+ Benelux in 2004, NC Numéricâble in March 2005) as if these transactions had occurred as of January 1, 2004.

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First Half:
Revenues grew by 22% to €4,239 million. On a comparable basis5, mobile telephony revenues were up 8%, mainly reflecting the year on year increase in the customer base combined with a slight increase in blended ARPU6 despite mobile voice termination rate cut of 16.3% on January 1, 2005.
SFR proved ongoing commercial vitality in the first half of 2005 and renewed its 2003 and 2004 performance by keeping its market leadership on net additions with 49% market share as measured by ARCEP (the French telecommunications regulator) with 406,000 net new customers, taking its registered customer base to 16.225 million, a 9% increase against last year. SFR increased market share on the French mobile market to 35.8% at the end of June 2005 compared to 35.4% at the end of June 2004. The increased customer mix to 62% of postpaid at the end of the first half of 2005, against 59% at the end of the first half of 2004 led to a 7% increase of the blended average voice usage per customer (AUPU)7 to 277 minutes per month and to a 1% growth of the annual rolling blended ARPU excluding mobile termination to €433 compared to €429 in June 2004, despite the voice termination rate cut.
On the commercial side and in order to develop voice usage, SFR launched new tariff plans including unlimited communications to three SFR customers as of April 2005.
Following the successful launch of 3G services in November 2004, SFR recorded 156,000 3G customers at the end of June 2005 and confirmed its goal to further develop new data services, especially around TV and music usage. Among others, SFR signed in June an agreement with Canalsat to launch the world’s first TV channel package for cell phones and in July a major strategic agreement with Universal Music Group for the distribution of music content over mobile phones.
Net data revenues8 improved significantly to represent 12.7% of network revenues (excluding mobile termination) for the first half of 2005, compared to 10.5% on the same period last year, mainly due to the 25 % increase in text messaging (SMS), the multiplication by 2.5 of multimedia messages (MMS) sent by SFR customers and the confirmed success of Vodafone Live!: 3,193,000 SFR customers were recorded to the mobile multimedia services portal compared to 1,073,000 at the end of June 2004. This contributed to a 25% growth in net data ARPU to €55, which puts SFR at the level of the major mobile European operators.
Second Quarter:
Mobile telephony achieved a revenue growth of 23% to €2,175 million. On a comparable basis, mobile telephony revenues were up 9%, mainly reflecting the year on year increase in the customer base combined with a stable ARPU.
Maroc Telecom
First Half:
Maroc Telecom’s revenues to €877 million increased by 17%, compared to the same period last year (+14% at constant currency on a comparable basis9) mainly thanks to the performance of mobile and internet businesses.
Mobile revenues of €538 million increased by 31%, compared to the same period last year (+27% at constant currency on a comparable basis). Excluding the impact of the increase of the incoming international interconnection tariff applied by ANRT as of January 1, 2005, the revenue increased by 25% (+21% at constant currency on a comparable basis). This increase is explained by the continuing growth of the customer base2 (7.4 million customers, +35% compared to the same period last year), significantly strong on the first half, with a net increase of the customer base to approximately 1.1 million, linked to the intensification of communications campaigns, the launch of new offers and also by the growth of prepaid

[5]	In 2004, comparable basis includes estimated mobile-to-mobile sales at SFR applying 2005 rate and illustrates the full consolidation of minority stakes in distribution subsidiaries as of January 1, 2004.

[6]	ARPU (Average Revenue Per User) is defined as revenues net of promotions and net of third-party content provider revenues (including toll numbers related revenues) excluding roaming in and equipment sales divided by average ARCEP total customer base for the last twelve months.

[7]	AUPU (Average Usage Per User) is defined as the incoming and outgoing “voice” volumes divided by average ARCEP total customer base for the last twelve months.

[8]	Data revenues are now presented net of third party content provider revenues.

[9]	Comparable basis illustrates the effects of the full consolidation of Mauritel as if this transaction had occurred as of January 1, 2004.

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ARPU10 at €8.8 (+4% compared to the same period last year at constant currency and -3% at constant currency excluding the impact of the increase of the incoming international interconnection tariff) in spite of the strong growth of the customer base.
Fixed telephony and internet revenues of €520 million increased by 7% compared to the same period last year (+5% at constant currency on a comparable basis), mainly thanks to the growth of the fixed customer base and of broadband internet activity, to the continuing growth of incoming international traffic which offset the decrease of the average invoice per customer.
The fixed customer base11 reached 1.35 million of lines (+3% compared to the same period last year) mainly due to the growth of the public telephony base. The ADSL customer base, thanks to the price decrease as of March 2005, continued its development to a little more than 135,000 accesses at the end of June 2005 compared to approximately 60,000 at the end of December 2004.
Second Quarter:
Revenues of €454 million increased by 19% compared to the same period last year (+16% at constant currency on a comparable basis).
Second quarter mobile telephony revenues grew 35% to €283 million compared to the same period last year (+31% at constant currency on a comparable basis). Excluding the impact of the increase of the incoming international interconnection tariff, the revenues increased by 29% (+25% at constant currency on a comparable basis).
Second quarter fixed and internet telephony revenues grew 8% to €264 million compared to the same period last year (+6% at constant currency on a comparable basis)
Important disclaimer:
This press release contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Autorité des Marchés Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.
CONTACTS :

Investor Relations
Media

Paris	Paris
Antoine Lefort	Daniel Scolan
+33 (0) 1 71 71 11 80	+33 (0) 1 71 71 32 91
Agnès Vétillart	Laurence Daniel
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Alain Delrieu	Edouard Lassalle
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New York	New York
Flavie Lemarchand-Wood	Eileen McLaughlin
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[10]	ARPU (Average Revenue Per User) is defined as revenues (from incoming and outcoming calls and data services), net of promotions, excluding roaming in and equipment sales, divided by average customer base over the period.

[11]	Without Mauritel.

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APPENDIX I
VIVENDI UNIVERSAL
REVENUES BY BUSINESS SEGMENT
(IFRS, unaudited)
COMPARABLE BASIS
Comparable basis essentially illustrates the effect of the divestitures that occurred in 2004 (mainly Canal+ Benelux, UMG’s Music clubs, Kencell and Monaco Telecom), of the divestitures that occurred in 2005 (mainly NC Numéricâble) and includes the full consolidation of minority stakes in distribution subsidiaries at SFR and of Mauritel at Maroc Telecom as if these transactions had occurred as of January 1, 2004. In 2004, comparable basis also includes estimated mobile-to-mobile sales at SFR applying 2005 rate. The revenues are not necessarily indicative of the combined revenues that would have occurred had the events actually occurred as of January 1, 2004.

2nd quarter ended June 30,					1st half ended June 30,
			% Change at					% Change at
2005 (a)	2004 (a)	% Change	constant rate	(In millions of euros)	2005 (a)	2004 (a)	% Change	constant rate
				Revenues
€1,054	€1,043	1%	5%	Universal Music Group	€2,092	€1,976	6%	9%
125	71	76%	83%	Vivendi Universal Games	238	148	61%	67%
816	827	-1%	-2%	Canal+ Group	1,652	1,651	0%	-1%
2,160	1,986	9%	9%	SFR (b)	4,239	3,922	8%	8%
454	396	15%	16%	Maroc Telecom	877	779	13%	14%
(2)	8	na*	na*	Non core operations and elimination of intercompany transactions (c)	(12)	3	na*	na*

€4,607	€4,331	6%	7%	Total Vivendi Universal	€9,086	€8,479	7%	8%

AS PUBLISHED (d)

2nd quarter ended June 30,				1st half ended June 30,
2005 (a)	2004 (a)	% Change	(In millions of euros)	2005 (a)	2004 (a)	% Change
			Revenues
€1,054	€1,089	-3%	Universal Music Group	€2,092	€2,066	1%
125	71	76%	Vivendi Universal Games	238	148	61%
816	910	-10%	Canal+ Group	1,697	1,828	-7%
2,175	1,763	23%	SFR (b)	4,239	3,485	22%
454	380	19%	Maroc Telecom	877	748	17%
(2)	61	na*	Non core operations and elimination of intercompany transactions (c)	(12)	131	na*

€4,622	€4,274	8%	Total Vivendi Universal	€9,131	€8,406	9%

*na:	not applicable.

(a)	In application of European regulation 1606/2002 dated July 19, 2002 concerning international standards, the consolidated financial statements of Vivendi Universal for the financial year ending December 31, 2005, will be prepared in accordance with the IAS (International Accounting Standards) / IFRS (International Financial Reporting Standards) applicable as of December 31, 2005, as approved by the European Union. The first consolidated financial statements published in accordance with IAS/IFRS will be those for the 2005 financial year, with comparative figures for 2004 prepared using the same primary basis of accounting. For each 2005 interim financial publication, comparative information for corresponding 2004 interim financial statements will be published. Given the remaining uncertainties concerning the standards and interpretations which will be applicable as of December 31 2005, Vivendi Universal reserves the right to modify certain accounting methods and options adopted during the preparation of this 2004 financial information, on final and definitive reporting of the first IFRS financial statements. Please refer to Note “IFRS 2004 transition” published on April 14, 2005 and filed with the SEC as a 6-K on April 19, 2005.

(b)	In accordance with IFRS 5, following Cegetel and neuf telecom merger plan, announced in May 2005, the fixed operation of SFR group has been qualified as discontinued operation. Consequently, revenues as published for SFR for both 2005 and 2004 exclude Cegetel and only include mobile operation (including the distribution subsidiaries as of April 1, 2005).

In addition, as of January 1, 2005, SFR revenues include mobile-to-mobile sales for €449 million for the first half 2005 (including €232 million for the second quarter). 2004 comparable basis includes estimated mobile-to-mobile sales applying 2005 rate, i.e. €417 million for the first half of 2004 (including €213 million for the second quarter).

(c)	Corresponds to Vivendi Telecom International, Vivendi Valorisation and other non core businesses.

(d)	As they will be published in BALO on July 29, 2005.

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APPENDIX II
VIVENDI UNIVERSAL
RECONCILIATION OF REVENUES PREPARED UNDER FRENCH GAAP AND IFRS REVENUES
(unaudited)

	1st half ended June 30, 2004
							Reclassification of
	French GAAP	Revenues of telecom operators					Cegetel and VUE
	as published	Change in	Handset	Equipment		Other	as discontinued
(In millions of euros)	(a)	presentation (b)	subsidies	sales	Other	impacts	operations		IFRS
Revenues
Universal Music Group	€2,069	€—	€—	€—	€—	€(3)	€—		€2,066
Vivendi Universal Games	148	—	—	—	—	—	—		148
Canal+ Group	1,839	—	—	—	—	(11)	—		1,828
SFR	4,113	(83)	(52)	11	2	—	(506)		3,485
Maroc Telecom	770	(1)	(24)	3	—	—	—		748
Non core operations and elimination of intercompany transactions	125	—	—	—	—	(1)	7		131

Total Vivendi Universal (excluding VUE)	€9,064	€(84)	€(76)	€14	€2	€(15)	€(499)		€8,406

Vivendi Universal Entertainment	2,327	—	—	—	—	—	(2,327	)(c)	—

Total Vivendi Universal	€11,391	€(84)	€(76)	€14	€2	€(15)	€(2,826)		€8,406

	2nd quarter ended June 30, 2004
							Reclassification of
	French GAAP	Revenues of telecom operators					Cegetel and VUE
	as published	Change in	Handset	Equipment		Other	as discontinued
(In millions of euros)	(a)	presentation (b)	subsidies	sales	Other	impacts	operations		IFRS
Revenues
Universal Music Group	€1,091	€—	€—	€—	€—	€(2)	€—		€1,089
Vivendi Universal Games	71	—	—	—	—	—	—		71
Canal+ Group	916	—	—	—	—	(6)	—		910
SFR	2,055	(42)	(25)	23	2	—	(250)		1,763
Maroc Telecom	394	(1)	(15)	2	—	—	—		380
Non core operations and elimination of intercompany transactions	57	—	—	—	—	—	4		61

Total Vivendi Universal (excluding VUE)	€4,584	€(43)	€(40)	€25	€2	€(8)	€(246)		€4,274

Vivendi Universal Entertainment	834	—	—	—	—	—	(834	)(c)	—

Total Vivendi Universal	€5,418	€(43)	€(40)	€25	€2	€(8)	€(1,080)		€4,274

(a)	As they were published in BALO on August 2, 2004.

(b)	Sales of services provided to customers managed by SFR and Maroc Telecom on behalf of content providers, are net of related expenses. Under French GAAP, this change in presentation only occurred in the fourth quarter of 2004. Please refer to Notes 1.3.4.4 and 2.8.L. to the Note “IFRS 2004 transition” published on April 14, 2005 and filed as a 6-K on April 19, 2005 with the SEC.

(c)	Due to the October 8, 2003 combination agreement signed by Vivendi Universal and General Electric, VUE has been qualified as discontinued operation and income and expenses for the period from January 1 to May 11, 2004 (date of the closing) were deconsolidated and presented in the amount of 80% of their net value in earnings from discontinued operations. Please refer to Note 2.7. to the Note “IFRS 2004 transition” published on April 14, 2005 and filed as a 6-K on April 19, 2005 with the SEC.

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